UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ____)

AU Optronics Corp.
(Name of Issuer)

Common Shares, par value NT$10 per share
(Title of Class of Securities)

0000022551
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0000022551	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quanta Computer Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)	☐ ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 410,513,990
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 410,513,990
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,513,990
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.22%
12	TYPE OF REPORTING PERSON CO

Item 1(a).           Name of Issuer.

AU Optronics Corp.

Item 1(b).           Address of Issuer’s Principal Executive Offices.

The address of the principal executive offices is

No.1, Li-Hsin Road 2, Science-Based Industrial Park, Hsin-Chu, Taiwan, the Republic of China.

Item 2(a).           Name of Person Filing.

Quanta Computer Inc.

Item 2(b).           Address of Principal Business Office or, if None, Residence.

The address of the principal business office of Quanta Computer Inc. is 211, Wen Hwa 2nd Rd., Kuei Shan, Tao Yuan 33377, Taiwan

Item 2(c).           Citizenship.

Quanta Computer Inc. is incorporated under the laws of the Republic of China.

Item 2(d).           Title of Class of Securities.

Common Shares, par value NT$10 per Share (the “Shares”).

Item 2(e).           CUSIP Number.

0000022551

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act,

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

(h)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.               Ownership.

(a), (b) and (c)

Quanta Computer Inc. directly owns 410,513,990 Shares, representing approximately 5.22% of the outstanding Shares.

Item 5.               Ownership of Five Percent or Less of the Class.

Not applicable.

Item 6.               Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.               Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.               Identification and Classification of Members of the Group.

Not applicable.

Item 9.              Notice of Dissolution of Group.

Not applicable.

Item 10.             Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 15, 2008

QUANTA COMPUTER INC.

By:	/s/ Elton Yang
	Name:	Elton Yang
	Title:	Vice President